EXHIBIT B

JOINT FILING AGREEMENT

The undersigned hereby agree that they are filing this statement jointly pursuant to Rule 13d-1(k)(1). Each of them is responsible for the timely filing of such Schedule 13G and any amendments thereto, and for the completeness and accuracy of the information concerning such person contained therein; but none of them is responsible for the completeness or accuracy of the information concerning the other persons making the filing, unless such person knows or has reason to believe that such information is inaccurate.

In accordance with Rule 13d-1(k)(1) promulgated under the Securities and Exchange Act of 1934, as amended, the undersigned hereby agree to the joint filing with each other on behalf of each of them of a statement on Schedule 13G (including amendments thereto) with respect to the Common Shares of Polen Credit Opportunities Fund, and further agree that this Joint Filing Agreement shall be included as an exhibit to such joint filings.

Dated: July 22, 2025

Polen Capital Management, LLC

By: /s/ Brian D. Goldberg
Name: Brian D. Goldberg
Title: General Counsel

Polen Capital Credit, LLC

By: /s/ Joshua L. McCarthy
Name: Joshua L. McCarthy
Title: General Counsel & Chief Compliance Officer